Exhibit 99.1

NIO Launches Its First Autonomous Driving Model ET7

January 9, 2021, NIO Day 2020 was held in Chengdu. NIO launched its first autonomous driving model, NIO ET7, a smart electric flagship sedan. The ET7 has a pre-subsidy price starting from RMB 448,000, or from RMB 378,000 with BaaS (Battery as a Service).

The ET7 features NIO’s latest NAD (NIO Autonomous Driving) technology including NIO Aquila Super Sensing and NIO Adam Super Computing. NAD brings a safer and more relaxing experience of autonomous driving from point A to point B, gradually covering use cases from expressways, urban, parking to battery swapping.

NIO has built up the NAD full stack autonomous driving capability including perception algorithm, localization, control strategy and platform software. NIO Aquila Super Sensing features 33 high-performance sensing units, including 11 8-megapixel high-resolution cameras, 1 ultralong-range high-resolution LiDAR, 5 millimeter-wave radars, 12 ultrasonic sensors, 2 high-precision positioning units, V2X and ADMS. Aquila can generate 8-gigabyte data per second. NIO Adam features 4 NVIDIA DRIVE Orin SoCs with a total computing power of 1,016 TOPS.

ET7 breaks the norm by integrating high-performance sensors seamlessly into the body. The ET7 is 5,098 mm in length, 1,987 mm in width and 1,505 mm in height with a wheelbase of 3,060 mm. The dual-beam LED headlights, the double-dash daytime running lights echo with the crystal-like heartbeat taillight to form a streamlined silhouette.

The interior of ET7 is a further interpretation of the second living room concept: a sophisticated and cozy mobile living space. Frameless windows and soft-close doors come standard for an easy ingress and egress experience. ET7 also marks the first application of Karuun® renewable rattan on a production model for a green and natural experience. The standard front and rear heated, ventilated seats with massage offer a reassuring and comfortable experience for every occupant.

NIO’s second generation digital cockpit on the ET7 has enhanced its in-car mobile connectivity and communication capabilities powered by the 3rd Generation Qualcomm® Snapdragon™ Automotive Cockpit Platform. The new 12.8-inch AMOLED center display has greatly improved resolution and contrast. NOMI, the world’s first in-car AI system, continues to evolve. The 7.1.4 immersive sound system with 23 speakers and 1,000W total output is standard on all trim levels.

The ET7 has inherited NIO’s high-performance DNA with a 180 kW permanent magnet motor in the front and a 300 kW induction motor in the rear. The maximum power is rated at 480 kW with a peak torque at 850 N·m. The ET7 accelerates from 0 to 100 km/h in 3.9 seconds, and has a 33.5m braking distance from 100 km/h. Boosted by a drag coefficient of 0.23 and the application of the second generation high-efficiency powertrain with a silicon carbide power module, the vehicle energy efficiency is further improved. The ET7 enjoys an NEDC range of over 500 km with the 70kWh battery or over 700 km with the 100 kWh battery. When coupled with the new 150 kWh battery, ET7 boasts an NEDC range over 1,000 km.

The ET7 is engineered to meet both China and Euro NCAP five-star safety standards. Its body structure, featuring an ultrahigh-strength steel-aluminum hybrid body, has a torsional stiffness of 37,100 N·m/deg. The smart air suspension and continuous damping control are standard on all ET7s. The 4D dynamic control based on high-definition maps and high-precision sensors can detect road bumpiness and actively adjust the suspension for a more comfortable ride.

Ready for tomorrow. The ET7 is a smart electric flagship sedan with over 100 standard comfort, safety and smart features. Its exterior, cabin space, digital cockpit, performance and autonomous driving technology all aim to deliver the ultimate experience. With over 1,000 km NEDC range and over 1,000 TOPS computing power, the ET7 defines the new standard for premium electric vehicles.

The pre-subsidy price of the ET7 starts from RMB 448,000, or RMB 378,000 with BaaS. The ET7 Premier Edition is RMB 526,000 before subsidies, or RMB 398,000 with BaaS. The new model is now available for pre-order on NIO app and the deliveries are estimated to begin in Q1 2022. At the same time, the full features of NAD are only offered through monthly subscription service, or AD as a Service (ADaaS), for RMB 680 per month.

About NIO Inc.

NIO Inc. is a global smart electric vehicle company. Founded in November 2014, NIO’s mission is to shape a joyful lifestyle by offering high-performance smart electric vehicles and being the best user enterprise. NIO has established R&D centers and manufacturing facilities in Shanghai, Hefei, Beijing, San Jose, Munich, Oxford and other places, and has set up a user service network with nationwide coverage in China.

In 2015, NIO Formula E team won the inaugural FIA Formula E Drivers’ Championship. In 2016, NIO launched EP9, one of the world’s fastest electric vehicles, which broke lap records and the world’s autonomous driving records in global-famous tracks including the Nürburgring Nordschleife. In 2017, NIO unveiled the vision car EVE. On June 28, 2018, NIO began deliveries of the ES8, a 7-seater high-performance smart electric flagship SUV, in China. On September 12, 2018, NIO went public on NYSE. NIO officially launched the ES6, a 5-seater all-round smart electric SUV, on December 15, 2018 and started its deliveries on June 18, 2019. In December 2019, NIO officially launched the EC6, a smart electric Coupe SUV, and the all-new ES8, a fully elevated smart electric flagship SUV. On April 19, 2020, NIO began the first deliveries of the all-new ES8. On April 29, 2020, NIO China established its headquarters in Hefei Economic and Technological Development Area. On July 24, 2020, NIO officially launched the EC6, a smart electric Coupe SUV, and began deliveries of the EC6 in September 2020. On January 9, 2021, NIO ET7, a smart electric flagship sedan with autonomous driving capability, was officially launched.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, quotations from management in this announcement, as well as NIO’s strategic and operational plans, contain forward-looking statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to grow manufacturing in collaboration with partners; its ability to provide convenient charging solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; NIO's ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 and ET7; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

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